Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HYDROFARM HOLDINGS GROUP, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Hydrofarm Holdings Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.       The name of the Corporation is Hydrofarm Holdings Group, Inc. The date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware (the “Secretary of State”) was January 3, 2017, under the name of Innovation Acquisition One Corp. The name of the Corporation was changed to Hydrofarm Holdings Group, Inc. by filing a certificate of amendment to the original certificate of incorporation, as amended to date, with the Secretary of State on August 3, 2018. An amended and restated certification of incorporation of the Corporation was duly filed with the Secretary of State on August 28, 2018 (the “Certificate”).

2.       The board of directors of the Corporation (the “Board of Directors,” and each such director, in such capacity, a “Director”) have duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth a proposed amendment to the Certificate and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Certificate as follows:

3.       The Certificate is hereby amended to effect a reverse stock split and change the capitalization of the Corporation by replacing Article IV, Section A, in its entirety set forth as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is three hundred fifty million (350,000,000) shares, of which (i) three hundred million (300,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) fifty million shares (50,000,000) shares shall be a class designated as preferred stock, par value $0.0001 per share (the “Preferred Stock”).

The number of authorized shares of Common Stock or Preferred Stock may from time to time be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate (including pursuant to any certificate of designation of any series of Preferred Stock).

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

Upon effectiveness of the filing of this amendment to the Certificate (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each 3.3712 shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the Reverse Stock Split (and for each holder who would otherwise be entitled to a fractional share as a result of the Reverse Stock Split, rounding down to the next whole share, and such holder shall be entitled to receive cash for such holder’s fractional share in an amount equal to the price per share at which shares of Common Stock are sold in the contemplated initial public offering). Notwithstanding the foregoing, the Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split, unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified, provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

4.        The Certificate is hereby amended to establish a staggered Board of Directors of the Corporation by replacing Article V, Section 3 in its entirety set forth as follows:

“Number of Directors; Term of Office. Except as otherwise provided for or fixed pursuant to the provisions of Article IV of the Certificate, as amended, including any certificate of designation of any series of a class designated as Preferred Stock, and this Article V relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be elected at each annual meeting of stockholders to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their death, resignation or removal. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

During any period when the holders of any series of Preferred Stock have the right to elect additional Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of Directors shall automatically be increased by such specified number of Directors, and the holders of such Preferred Stock shall be entitled to elect the additional Directors so provided for or fixed pursuant to said provisions, and (ii) each such additional Director shall serve until such Director’s successor shall have been duly elected and qualified, or until such Director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional Directors, shall forthwith terminate and the total authorized number of Directors of the Corporation shall be reduced accordingly.

Effective as of the closing of the Corporation’s first public offering of shares of Common Stock registered pursuant to the Securities Act of 1933, as amended, subject to the rights of the holders of any series of Preferred Stock, the Board of Directors shall be divided into three classes (the “Classified Board”), as nearly equal in number as possible and designated as class one (1) Directors (“Class I Directors”), class two (2) Directors (“Class II Directors”) and class three (3) Directors (“Class III Directors”). The Board of Directors is authorized to assign members of the Board of Directors already in office at the time of the closing of the Corporation’s first public offering, or who have agreed to become directors subject to the closing of such public offering, as Class I Directors, Class II Directors and Class III Directors, which assignments shall become effective at the same time that the Classified Board becomes effective. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this amendment to the Certificate; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this amendment to the Certificate; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this amendment to the Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this amendment to the Certificate, successors to the class of Directors whose term expires at that annual meeting shall be elected to hold office until the third succeeding annual meeting. Subject to the rights of the holders of any series of Preferred Stock, if the number of Directors is changed, any increase or decrease shall be apportioned by the Board of Directors among the classes so as to maintain the number of Directors in each class as nearly equal as possible. Subject to the rights of the holders of any series of Preferred Stock, if the number of directors is increased by the Board of Directors and any newly created directorships are filled by the Board of Directors, there shall be no classification of the additional Directors until the next annual meeting of stockholders.”

5.        The Certificate is hereby amended to revise the exclusive forum provision of the Corporation by replacing Article IX in its entirety set forth as follows:

“A.      Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former Director, officer or other employee of the Corporation, to the Corporation or the Corporation’s stockholders, (iii) any action or proceeding asserting a claim against the Corporation or any current or former Director, officer or other employee of the Corporation arising out of or pursuant to any provision of the DGCL or this amendment to the Certificate or the Bylaws of the Corporation (in each case, as they may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this amendment to the Certificate or the Bylaws (including any right, obligation, or remedy thereunder), (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware or (vi) any action asserting a claim governed by the internal affairs doctrine against the Corporation or any Director, officer or other employee of the Corporation, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article IX shall not apply to actions brought to enforce a duty or liability created by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal courts have exclusive jurisdiction.

B.       Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.”

6.       To the extent not expressly amended hereby, the Certificate remains in full force and effect.

7.       This amendment to the Certificate has been duly adopted in accordance with the provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware.

8.       Pursuant to Section 228(a) of the Delaware General Corporation Law, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions has been given in accordance with Section 228(e) of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, the Corporation has caused this amendment to the Certificate to be signed by its duly authorized officer on November 24, 2020.

HYDROFARM HOLDINGS GROUP, INC.

By:	/s/ B. John Lindeman
Name: B. John Lindeman
Title: Chief Financial Officer